Exhibit (k)(17)
CERTIFICATE OF APPOINTMENT
of
AMERICAN STOCK TRANSFER
& TRUST COMPANY, LLC
as
☑      TRANSFER AGENT            ☑      REGISTRAR
AST Confidential and Proprietary Information — Version April 2011

                                                  BY
Kayne Anderson MLP Investment Company (the “Company”)
     (name of corporation)
a Maryland
           (state of corporation)
corporation

(description of entity — e.g., corporation, partnership)
The Company is authorized to issue the following shares/units:

		Number of Shares/Units
Class of Stock	Par Value	Authorized
Series E Mandatory Redeemable Preferred Shares	$0.001 per share	4,800,000
The address of the Company to which notices may be sent is:
717 Texas Avenue, Suite 3100
Houston, TX 77002
The name and address of legal counsel for the Company is:
Paul Hastings LLP
55 Second Street, 24th Floor
San Francisco, CA 94105
Attention: David A. Hearth
Attached are copies of the certificate of incorporation and bylaws (or such other comparable documents for non-corporate entities), as amended, of the Company, which are duly authorized, complete, up to date, and accurate.
If any provision of the certificate of incorporation or by-laws of the Company, any court or administrative order, or any other document, affects any transfer agency or registrar function or responsibility relating to the shares, attached is a statement of each such provision.
All shares issued and outstanding as of the date hereof, or to be issued during the term of this appointment, are/shall be duly authorized, validly issued, fully paid and non-assessable. All such shares are (or, in the case of shares that have not yet been issued, will be) duly registered under the Securities Act of 1933 and the Securities Exchange Act of 1934. Any shares not so registered were or shall be issued or transferred in a transaction or series of transactions exempt from the registration provisions of the relevant law, and in each such issuance or transfer, the Company was or shall be so advised by its legal counsel and all shares issued or to be issued bear or shall bear all appropriate legends.
American Stock Transfer & Trust Company, LLC (“AST”) is hereby appointed as transfer agent and registrar for the shares/units of the Company set forth above, in accordance with the general practices of AST and its regulations set forth in the document entitled Regulations of American Stock Transfer & Trust Company, LLC, a copy of which we have received and reviewed. The Company represents and warrants to AST that: (i) it is a corporation duly organized and validly existing and in good standing under the laws of the state of its incorporation; (ii) it is empowered under applicable laws and governing instruments to enter into and perform this Certificate; and (iii) all corporate proceedings required by said governing instruments and applicable law have been taken to authorize it to enter into and perform this Certificate.
The initial term of this Certificate of Appointment shall be three (3) years from the date of this Certificate of Appointment and the appointment shall automatically be renewed for further three (3) year successive terms without further action of the parties, unless written notice is provided by either party at least ninety (90) days prior to the end of the initial or any subsequent three (3) year period. The term of this appointment shall be governed in accordance with this paragraph, notwithstanding the cessation of active trading in the capital stock of the Company.
The Company will advise AST promptly of any change in any information contained in this Certificate by a supplemental Certificate or otherwise in writing to AST at 6201 15th Avenue, Brooklyn, New York 11219, Attention: General Counsel.
WITNESS my hand this 14th day of March, 2012.
Kayne Anderson MLP Investment Company

By:	/s/ James C. Baker
Name:	James C. Baker
Title:	Executive Vice President

AST Confidential and Proprietary Information — Version April 2011